Mail Stop 4561

      May 23, 2006



Michael Jacobson
Chief Executive Officer
Premiere Publishing Group, Inc.
386 Park Avenue South, 16th Floor
New York, New York 10016

Re:	Premiere Publishing Group, Inc.
      Form SB-2
      File No. 333-129997
      Amended on May 12, 2006

Dear Mr. Jacobson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update the financial statements in accordance with Rule
310(g) of Regulation S-B.

Selling Shareholder Table
2. We note that you have revised your selling shareholder table to add selling shareholders and increase the number of shares offered.
We note further your advice at the conclusion of your letter dated May 12, 2006 in response to previously issued comments that "now one of the selling shareholders is an NASD registered broker-dealer." Please disclose the selling shareholder that is a broker-dealer.
3. As stated in our comment letter dated December 22, 2005, please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation. Accordingly, your statement on the Cover Page that selling shareholders "may be deemed underwriters" and similar disclosure in the "Plan of Distribution" that broker-dealers "may be deemed to be underwriters" is not sufficient if any of the selling shareholders are broker-dealers.
4. Please revise to identify the natural person or persons holding voting control and dispositive power over the shares held by C.J.R.
Capital, Inc. and Pinnacle Investment Partners, L.P.

Financial Statements and Notes

Note 4 - Stockholders` Deficit

Warrants, page F-13

5. We note from your expanded disclosures that 989,990 and
3,000,000
warrants were issued during 2005. Please clarify if these warrants are subject to a registration rights agreement. If so, we note the accounting and classification of these freestanding instruments may also be impacted depending on your view as to the appropriate accounting for the instruments under EITF 00-19 and your consideration of EITF 05-4. Please advise.

Note 8 - Restatement, pages F-15 - F-16

6. We note that the financial statements have been restated to remove the transaction in relation to the purchase of treasury stock. Please explain to us the nature of this adjustment. In addition, please clearly label the columns on the face of your financial statements as restated.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Yolanda Crittenden, Accountant, at (202) 551-3472 or Cicely LaMothe, Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202)
551-
3415 or the undersigned at (202) 551-3852 with any other questions.


      Sincerely,



      Michael McTiernan
      Special Counsel



cc:	Hank Gracin, Esq. (via facsimile)

Mr. Michael Jacobson
Premiere Publishing, Inc.
May 23, 2006
Page 3